UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-39885

VERSUS SYSTEMS INC.
(Translation of registrant’s name into English)

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On August 15, 2022, Versus Systems Inc. filed on SEDAR in Canada its Consolidated Financial Statements for the six-month periods ended June 30, 2022 and 2021 and the related Management’s Discussion and Analysis for the six-month periods ended June 30, 2022 and 2021, copies of which are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively. Also attached is a copy of the Form 52-109F2 – Certification of Interim Filings – CFO (IPO/RTO) furnished herewith as Exhibit 99.3 and Form 52-109F2 – Certification of Interim Filings – CEO (IPO/RTO) furnished herewith as Exhibit 99.4.

EXHIBIT INDEX

Exhibit	Description

99.1	Consolidated Financial Statements for the six-month periods ended June 30, 2022 and 2021
99.2	Management’s Discussion and Analysis for the six-month periods ended June 30, 2022 and 2021
99.3	52-109F2 – Certification of Interim Filings – CFO (IPO/RTP)
99.4	52-109F2 – Certification of Interim Filings – CEO (IPO/RTO)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSUS SYSTEMS INC.

Date: August 15, 2022	By:	/s/ Matthew Pierce

Matthew Pierce
Chief Executive Officer

3